UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from _____________ to _____________

Commission file number: 001-38047

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Upbound Group, Inc. (formerly Rent-A-Center, Inc.)
5501 Headquarters Drive
Plano, Texas 75024

Financial Statements and Report of Independent Registered Public Accounting Firm
Rent-A-Center, Inc. 401(k) Retirement Savings Plan
December 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm

Governance Committee and Plan Participants
Rent-A-Center, Inc. 401(k) Retirement Savings Plan
Plano, Texas
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provided a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) and schedule of delinquent participant contributions as of and for the year ended December 31, 2022 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Weaver and Tidwell, L.L.P.
WEAVER AND TIDWELL, L.L.P.
We have served as the Plan’s auditor since 2023.
Houston, TX
June 20, 2023

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Financial Statements

Basis for Opinion

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We served as the Plan's auditor from 2017 – 2022

Green Bay, Wisconsin
June 29, 2022

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2022 and 2021

	2022	2021
ASSETS
Investments, at fair value:
Mutual funds	$172,624,153	$214,748,201
Common stock	6,727,453	16,214,004
Stable value fund	10,301,675	9,203,505
Total investments, at fair value	189,653,281	240,165,710

Cash	—	72

Receivables:
Participant contributions	183,582	218,760
Employer contributions	82,692	94,136
Notes receivable from participants	9,814,078	9,809,124
Total receivables	10,080,352	10,122,020
Total assets	199,733,633	250,287,802

LIABILITIES
Corrective distributions	827,272	550,017
Total liabilities	827,272	550,017

NET ASSETS AVAILABLE FOR BENEFITS	$198,906,361	$249,737,785
The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2022

Additions to net assets available for benefits attributable to:

Investment income (loss)
Dividends	$13,260,200
Net depreciation in fair value of investments	(58,842,411)
Total investment loss	(45,582,211)

Interest income on notes receivable from participants	340,266

Contributions
Participants	13,714,619
Employer	5,719,466
Rollovers	183,930
Total contributions	19,618,015
Total loss and contributions	(25,623,930)

Deductions from net assets available for benefits attributed to:
Benefits paid to participants	25,063,407
Administrative expenses	144,087
Total deductions	25,207,494
Net decrease in net assets available for benefits	(50,831,424)

Net assets available for benefits
Beginning of year	249,737,785
End of year	$198,906,361
The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS
NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was originally effective October 1, 1997, has been amended and restated throughout the years, and was most recently amended on April 13, 2023 to formally adopt the provisions of the Coronavirus Aid Relief and Economic Security Act (the “CARES Act”). The Plan is a defined contribution plan covering all U.S. employees of Upbound Group, Inc. (formerly Rent-A-Center, Inc.) (the “Company“) who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In February 2023, the Company changed its corporate name from Rent-A-Center, Inc. to Upbound Group, Inc.

The Company serves as the plan sponsor and is responsible for all administrative duties described in the Plan document. Additionally, the Plan is governed by the Plan Administrative Committee of the Company, which monitors and determines the Plan’s structure, participant demographics, investment offerings and performance, and other administrative issues. The trustee of the Plan is Reliance Trust Company, and JPMorgan Invest Holdings LLC (“J.P. Morgan”) is the recordkeeper.

Contributions

The Plan permits participants to defer, on a pre-tax basis, up to 50% of their annual compensation, as defined under the Plan. These deferrals are not to exceed $20,500 of their annual compensation (plus a $6,500 catch-up deferral for employees over 50 years of age) for 2022. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company made matching contributions equal to $0.50 for each $1.00 on the first 6% of eligible employee compensation in 2022. The Company, at its sole discretion, may make a profit sharing contribution at the end of each Plan year. The Company did not make a profit sharing contribution for the Plan year ended December 31, 2022.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company’s matching contributions and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility and Vesting

Company employees are eligible to participate in the Plan after 90 days of employment. Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in Company matching and profit sharing contributions and allocated earnings after two or more years of vesting service as defined by the Plan. Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

Forfeitures

Upon termination of employment, a participant’s unvested account balance forfeits to the Plan. These forfeitures, and forfeitures related to corrections of matching contributions resulting from discrimination testing corrections,

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)
are to be used to pay restoration contributions, replace abandoned accounts, or offset employer contributions as defined in the Plan document. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $919,000 and $298,000 as of December 31, 2022 and 2021, respectively. Forfeitures of approximately $58,300 were used to pay plan administrative expenses during the year ended December 31, 2022.

Benefits

Upon retirement, death, disability, or separation from service, a participant (or the participant’s beneficiary, if applicable) will receive a lump sum amount equal to the value of the participant’s vested interest in the participant’s account, or to the extent a participant’s or beneficiary’s account is invested in at least five whole shares of Company common stock, the participant or beneficiary may elect to receive a distribution in whole shares of such stock, rather than in cash. The Plan allows participants to make hardship withdrawals subject to certain limitations, as defined in the Plan document, and further modified for provisions included in the Bipartisan Budget Act of 2018. In May 2020, the Plan was amended to adopt the provisions of the Bipartisan Budget Act of 2018 related to hardship distributions. There were no unpaid withdrawals as of December 31, 2022 or December 31, 2021.

Investments in Company Securities

Plan participants may elect to invest contributions in Upbound Group, Inc. common stock, but are limited to 10% of their elected deferrals. In addition, a participant’s total invested balance in Upbound Group, Inc. common stock may not exceed 50% of the total value of their account balance.

Notes Receivable from Participants

Participants may be granted loans from their fund accounts secured by their account balances. The limitation on the amount that can be borrowed at any time is the lesser of $50,000 or 50% of the participant’s vested account balance; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The notes are secured by the balance in the participant’s account and bear interest at the prime rate fixed as of the borrowing date. Principal and interest is paid ratably through payroll deductions. Interest rates on such loans range from 3.25% to 7.0% at December 31, 2022. Participant loans have various maturity dates ranging from 2023 to 2037.

CARES Act

The Plan includes certain provisions in accordance with recent Federal regulations promulgated under the CARES Act for qualifying participants, including COVID-19 withdrawal options, with repayment terms of up to three years, for those participants who meet certain qualifications.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, it may, by action of its Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Administrative Expenses

In accordance with the applicable agreement, expenses for services relating to funds management and administrative expenses to the recordkeeper for distribution, valuation and mailing services related to plan administration are paid by the Plan primarily using forfeitures.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

Plan Transfers

Upon the sale of Company-owned stores to a franchisee or other external buyer, including transfer of employment for related Plan participants, the Plan may transfer Plan assets to a successor plan of the buyer, in accordance with the terms of the sale. In 2022, the Plan did not transfer any assets to successor plans in connection with the sale of Company-owned stores to a franchisee or other external buyers.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. See Note C for further discussion of the Plan’s valuation methods under fair value accounting standards.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2022 and 2021. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

NOTE C - FAIR VALUE MEASUREMENTS

The Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)
•Level 1 - Readily accessible and unadjusted quoted prices in an active market for identical assets or liabilities.

•Level 2 - Significant observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3 - Significant unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement. Valuation techniques used aim to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. The Plan did not change its valuation techniques associated with fair value measurements from the prior period, and there were no transfers between levels during the years ended December 31, 2022 and 2021.

When quoted market prices are available in an active market, investments in securities are classified within Level 1 of the valuation hierarchy. These securities include the Plan’s mutual funds and Upbound Group, Inc. common stock, which are valued at the closing price reported by the exchanges on which they are traded.

The stable value fund is a collective trust, and is valued at the Net Asset Value (“NAV”) of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The NAV is provided by the administrator of the fund, which is based on the value of the underlying assets owned by the fund minus applicable liabilities and then divided by the number of shares outstanding. There are no redemption restrictions on the stable value fund.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2022.

	Level 1	Level 2	Level 3	Total
Mutual funds	$172,624,153	$—	$—	$172,624,153
Common stock	6,727,453	—	—	6,727,453
Collective trust investment - stable value fund	—	10,301,675	—	10,301,675
Subtotal	$179,351,606	$10,301,675	$—	$189,653,281

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021.

	Level 1	Level 2	Level 3	Total
Mutual funds	$214,748,201	$—	$—	$214,748,201
Common stock	16,214,004	—	—	16,214,004
Collective trust investment - stable value fund	—	9,203,505	—	9,203,505
Subtotal	$230,962,205	$9,203,505	$—	$240,165,710

NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter effective June 30, 2020, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). In addition the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and is, therefore, qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan has concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2022. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE E - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include J.P. Morgan Asset Management investment funds and shares of the Company’s common stock. J.P. Morgan Asset Management is an affiliate of the recordkeeper, J.P. Morgan. These transactions qualify as party-in-interest transactions. In addition, loans made to participants in the Plan are also considered party-in-interest transactions.

During the year ended December 31, 2022, the Plan incurred approximately $27,000 of fees associated with services provided by J.P. Morgan, which qualifies as party-in-interest transactions.

NOTE F - RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events, which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits. Please reference “Risk Factors” in Part I, Item 1A in our Annual Report on Form 10-K for the year ended December 31, 2022, which is incorporated by reference herein, for additional discussion of material risks related to the Company which may adversely impact the Company’s operations, financial position, results of operations, cash flows and the value of the Company’s common stock.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)
NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2022	2021

Net assets available for benefits per the financial statements	$198,906,361	$249,737,785
Loans deemed as distributed	(1,027,341)	(699,569)
Net assets available for benefits per the Form 5500	$197,879,020	$249,038,216

The following is a reconciliation of the change in net assets per the financial statements to net income per the Form 5500 for the year ended December 31, 2022:

Net decrease in net assets per the financial statements	$(50,831,424)
Net adjustment from loans deemed as distributed	(327,772)
Net change per the Form 5500	$(51,159,196)

NOTE H - NON-EXEMPT TRANSACTION

For the year ended December 31, 2021, the Company failed to remit employee deferral contributions for certain off-cycle payroll periods within the timeframe prescribed by the Department of Labor, as reported in the below Schedule of Delinquent Participant Contributions. These are deemed prohibited transactions in accordance with ERISA and the Code. The Company corrected the prohibited transactions in 2022, including depositing the lost earnings to the participants account, filing the required Form 5330 with the Internal Revenue Service and paying the appropriate excise tax.

NOTE I - SUBSEQUENT EVENTS

In April 2023, the Company changed the plan name from Rent-A-Center, Inc. 401(k) Retirement Savings Plan to Upbound 401(k) Retirement Savings Plan.

The Plan has evaluated subsequent events through June 20, 2023, the date the financial statements were issued. No adjustments were made to the financial statements as a result of this evaluation.

SUPPLEMENTAL INFORMATION

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2022

EIN: 45-0491516
Plan No: 001

	(b)	(c)	(e)
(a)	Identity of issuer or borrower	Description of investment	Current Value
	Fidelity	Small Cap Index Fund	$2,077,180
*	JP Morgan Funds	Small Cap Equity Fund	1,563,505
	Fidelity	Mid Cap Index Fund	3,350,502
	Vanguard Funds	Mid Cap Index Fund	1,855,748
	PRIMECAP Odyssey Funds	Aggressive Growth Fund	2,589,311
	Fidelity	500 Index Fund	10,496,643
	John Hancock Funds	Disciplined Value Fund	2,060,876
	T. Rowe Price Funds	Growth Stock Fund	4,633,326
	Invesco	Developing Markets Fund	1,399,211
	Fidelity	International Index Fund	3,019,153
	Fidelity	Total International Index Fund	626,952
*	JPMorgan Funds	SmartRetirement Income Fund	1,482,611
*	JPMorgan Funds	SmartRetirement 2060 Fund	2,164,240
*	JPMorgan Funds	SmartRetirement 2055 Fund	5,692,806
*	JPMorgan Funds	SmartRetirement 2050 Fund	10,688,554
*	JPMorgan Funds	SmartRetirement 2045 Fund	19,695,558
*	JPMorgan Funds	SmartRetirement 2040 Fund	23,119,039
*	JPMorgan Funds	SmartRetirement 2035 Fund	23,810,973
*	JPMorgan Funds	SmartRetirement 2030 Fund	22,302,502
*	JPMorgan Funds	SmartRetirement 2025 Fund	17,861,699
*	JPMorgan Funds	SmartRetirement 2020 Fund	5,089,624
	Fidelity	U.S. Bond Index Fund	4,113,394
	American Century	Inflation Adjusted Fund	1,491,018
*	JPMorgan Funds	Core Plus Fund	1,439,728
*	Upbound Group, Inc. (formerly Rent-A-Center, Inc.)	Common Stock	6,727,453
	Galliard Stable Funds	Stable Value Fund	10,301,675
	Total investments		189,653,281

*	Participant Loans	Notes receivable from participants, interest rates at 3.25% minimum, 7.0% maximum and maturing from 2023 to 2037	8,786,737

	Total, at fair value		$198,440,018
* Represents a party-in-interest.
Note: Cost has been omitted as investments are all participant-directed and the cost basis for participant loans was zero.

See accompanying report of independent registered public accounting firm.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

For the Year Ended December 31, 2022

EIN: 45-0491516
Plan No: 001

Participant Contributions Transferred Late to Plan $0	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Check here if Late Participant Loan Repayments are Included ☐ Yes	$0	$61	$0	$0

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER, INC. 401(k) RETIREMENT SAVINGS PLAN

		By:	UPBOUND GROUP, INC.
Plan Administrator

Date:	June 20, 2023	By:	/s/ Bryan Pechersky
Bryan Pechersky
Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit                     Exhibit
Number                    Description

23.1*                Consent of Weaver and Tidwell, LLP
23.2*                Consent of CliftonLarsonAllen LLP
______________________________________________________________________________________________________
* Filed herewith.